UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Nova Minerals Limited (the “Company”) is filing this report on Form 6-K to advise holders of its public warrants to purchase American Depositary Shares (ADSs) listed on the Nasdaq Capital Market under the trading symbol “NVAWW”, that payment of the exercise price for such warrants upon exercise should be made directly to the Company at the wire instructions set forth below.

Wire Instructions:

Bank Name: Northrim Bank

ABA Number: 125200934

Account Number: 3103928099

Swift # (if applicable): NOTIUS82

Beneficiary: Nova Minerals Limited/Alaska Range Resources LLC

Account Name or other identifying info (if applicable): Alaska Range Resources LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: November 1, 2024	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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